UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K              SEC File Number: 1-9298
[ ] Form 10Q   [ ] Form N-SAR                           Cusip Number:  755103108


For Period Ended: January 2, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -------------


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Entire Form 10-K


PART I - REGISTRANT INFORMATION

Raytech Corporation
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Full Name of Registrant

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Former Name if Applicable

Four Corporate Drive , Suite 295
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Address of Principal Executive Office (Street and Number)

Shelton, CT 06484
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth.

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.(Attach extra sheets if needed.)

See Attachment A

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John B. Devlin                          203            925-8021
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(Name)                              (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A
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                               RAYTECH CORPORATION
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:____________________________             By: ______________________________
                                                  Name: ________________________
                                                  Title: _______________________



                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001)

ATTACHMENT A

ANSWER TO PART III

The Report on Form 10-K of Raytech Corporation (the "registrant") for the fiscal year ended January 2, 2005 cannot be filed timely and the reason for the untimely filing cannot be eliminated without incurring unreasonable effort and expense. The registrant is finalizing its accounting for, and disclosures relating to, impairment charges and restructuring charges arising from its decisions to close its Sterling Heights, Michigan and Liverpool, England manufacturing facilities and to relocate its corporate office from Shelton, Connecticut to its existing facilities in Crawfordsville, Indiana. The registrant is also still completing its analysis and its review of its deferred tax assets. These tasks will not be completed by the registrant until after the due date for the Report. Additionally, the registrant is seeking waivers from its lenders with respect to certain covenants in its lending agreements. Certain of these covenants, if not waived, would make the debt callable by the lending institutions. Although the registrant currently believes that its lenders will provide the waivers and the registrant will cure the default, discussions between the company and its lenders will continue beyond the due date for the Report. The registrant believes that if the covenant waivers are not obtained, the registrant's independent registered public accounting firm may include an explanatory paragraph in connection with its report on the registrant's financial statements included in the registrant's Form 10-K for the fiscal year ended January 2, 2005 disclosing that there is significant doubt about the registrant's ability to continue as a going concern. The registrant expects to file its Form 10-K for the fiscal year ended January 2, 2005 within fifteen calendar days after the prescribed due date of such Form 10-K.


ANSWER TO PART IV (3)

It is currently anticipated that the registrant will report a net loss of approximately $3 million for the fiscal year ended January 2, 2005 ("fiscal 2004"), compared to a net loss of $66 million for the fiscal year ended December 28, 2003 ("fiscal 2003"), of which approximately $49 million related to an impairment charge. The impairment charge recorded in fiscal 2003 related to the write down of certain tangible and intangible assets triggered by the decline in profitability in the Domestic Wet Friction segment during fiscal 2003.

In fiscal 2004, the registrant currently expects to record an impairment charge of $2 million and a restructuring charge of $3 million. The restructuring expense and impairment charge recorded in fiscal 2004 relates to the announced closure of certain manufacturing facilities and the relocation of the corporate functions.

During fiscal 2004, the registrant currently expects that it will also report increases in worldwide sales, gross profit and operating profit compared to fiscal 2003.